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                              October 12, 2022

       Wai Hing Lai
       Chief Financial Officer
       Ajia Innogroup Holdings, Ltd.
       187 E. Warm Springs Road, Suite B307
       Las Vegas, Nevada 89119

                                                        Re: Ajia Innogroup
Holdings, Ltd.
                                                            Annual Report on
Form 10-K
                                                            Response Dated
September 26, 2022
                                                            File No. 333-206450

       Dear Wai Hing Lai:

              We have reviewed your September 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 2, 2022 letter.

       Form 10-K/A for the fiscal year ended June 30, 2021 filed September 26, 2022

       Item 1. Business, page 4

   1. We note your response to comment 1. Please reconcile the information contained in your response with your
disclosure, or advise. For example, revise to disclose that you have not had any cash transfers
including dividends involving your subsidiary in China since July
                                                        1, 2020 and that cash
is transferred from your subsidiaries to your entity or account in
                                                        Hong Kong, and then to
your US investors. Please revise to reflect your response
                                                        regarding restrictions
and your ability to transfer cash among all of your current entities;
                                                        and on your ability to
distribute earnings from your company, including your subsidiaries, to the parent company
and U.S. investors. Provide the basis for this conclusion including how your experience
validates such conclusions. With respect to your subsidiaries outside of China, quantify any
dividends or distributions that a subsidiary has made to the parent
 Wai Hing Lai
FirstName  LastNameWai
Ajia Innogroup Holdings, Hing
                         Ltd. Lai
Comapany
October 12,NameAjia
            2022     Innogroup Holdings, Ltd.
October
Page  2 12, 2022 Page 2
FirstName LastName
         company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the consolidated financial statements.
2. We note your response to comment 2, however, notwithstanding the fact that your Chinese subsidiary was disposed of on September 1, 2022, we continue to believe that there are risks associated with the ability to transfer cash from your Hong Kong subsidiaries to you. Revise to provide prominent disclosure here, in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in Hong
         Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the government to transfer cash. Acknowledge the limitations upon transfer and tax obligations imposed by Hong
         Kong laws.
3. We note your response to comment 5 that the Company has no more business that specifically requires license or approval to be carried out in Hong Kong. Your response is unclear considering you appear to continue to have operations in Hong Kong via other subsidiaries you identify on page 6. Therefore, please revise to acknowledge these operations under "Government Controls, Approval and Licensing Requirements" and
         under "Regulatory Permission" and acknowledge the oversight that PRC authorities have over such operations. If you intended to state in your response that you no longer have operations in the PRC, please revise your disclosure to state as much and provide balanced disclosure, including a discussion of the possible ramifications in the event that you do become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations.
Item 1A. Risk Factors, page 9

4. We note your response to comment 7. Please revise to disclose that your Chinese subsidiary was disposed of on September 1, 2022 and you do not believe that you are subject to enhanced cybersecurity review or investigation, if true, such as on page 12 where you discuss applicable CAC regulations. Provide balanced disclosure that acknowledges the possible ramifications of these regulations given your operations in
         Hong Kong and the continued PRC oversight of such operations.
 Wai Hing Lai
Ajia Innogroup Holdings, Ltd.
October 12, 2022
Page 3

       You may contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264
with any questions.



                                                      Sincerely,
FirstName LastNameWai Hing Lai
                                                      Division of Corporation
Finance
Comapany NameAjia Innogroup Holdings, Ltd.
                                                      Office of Trade &
Services
October 12, 2022 Page 3
cc:       Jessica M. Lockett, Esq.
FirstName LastName